EXHIBIT 12.1

ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003(1)	2004(2)	2003(2)
	(in thousands, except ratio amounts)
Fixed charges:
Interest expense	$25,650	$25,909	$71,331	$71,932
Capitalized interest	—	—	—	—
Interest within rent expense	112	149	318	362

Total fixed charges	$25,762	$26,058	$71,649	$72,294

Earnings from continuing operations:
Income (loss) from continuing operations before income taxes	32,739	(504,816)	(8,261)	(509,464)

Plus—
Fixed charges from above	25,762	26,058	71,649	72,294
Amortization of capitalized interest	285	285	855	855
Less—
Capitalized interest	—	—	—	—

	$58,786	$(478,473)	$64,243	$(436,315)

Ratio of earnings from continuing operations to fixed charges	$2.28	$—	$—	$—

(1)	For the three months ended September 30, 2003, Orion Power’s earnings from continuing operations were insufficient to cover its fixed charges by $505 million.
(2)	For the nine months ended September 30, 2004 and 2003, Orion Power’s earnings from continuing operations were insufficient to cover its fixed charges by $7 million and $509 million, respectively.